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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            Pursuant to rule 13d-2(b)

                              (Amendment No. 7)(1)


                                   BLYTH, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK - PAR VALUE $0.02 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09643P108
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act 1f 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09643P108                   13G                    Page 2 of 10 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
              Robert B. Goergen
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       11,997,256
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       74,997
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    11,997,256
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    74,997
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     12,072,253
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9)                              /X/
     Excludes Certain Shares*
     Excludes 413,380 shares as to which Mr. Goergen disclaims beneficial ownership.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     25.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 09643P108                   13G                    Page 3 of 10 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
              Pamela M. Goergen
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       413,380
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    413,380
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     413,380
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9)                              /X/
     Excludes Certain Shares*
     Excludes an aggregate of 12,072,253 shares as to which Mrs. Goergen disclaims beneficial ownership.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 09643P108                   13G                    Page 4 of 10 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
              The Goergen Foundation, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Connecticut
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       195,739
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    195,739
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     195,739
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9)                              / /
     Excludes Certain Shares*
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 09643P108                   13G                    Page 5 of 10 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Trust FBO Alice B. McCool (Robert B. Goergen & Dennis P.
          Goergen, co-trustees)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Florida
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       74,997
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    74,997
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     74,997
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9)                          / /
     Excludes Certain Shares*
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 09643P108                   13G                    Page 6 of 10 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
              Ropart Investments, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Connecticut
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       225,000
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    225,000
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     225,000
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9)                              / /
     Excludes Certain Shares*
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     OO-LLC
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 7 of 10 Pages


                         AMENDMENT NO. 7 TO SCHEDULE 13G

                                       FOR

                                   BLYTH, INC.

      The Schedule 13G (as heretofore amended, the "Schedule 13G"), dated February 3, 1995, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc., Ropart Inc., the Trust, dated December 18, 1989, for the benefit of Alice B. McCool, and Ropart Investments, LLC, as amended by Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth, Inc., a Delaware corporation (formerly Blyth Industries, Inc.) (the "Issuer"), is hereby amended as follows:

Item 4 is hereby amended in its entirety as set forth below:

Item 4 OWNERSHIP:

      The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 47,078,876 shares outstanding as of November 30, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2001, plus shares issuable upon conversion or exercise of options to acquire common stock as described in the following sentence. Amounts shown as beneficially owned include currently exercisable options to purchase 9,000 shares of common stock held by Mrs. Goergen.

(a), (b)    As of December 31, 2001:

      (i)

            (A) Mr. Goergen owned directly 11,576,517 shares of Common Stock (of which 493,503 shares were held directly by Mr. Goergen and of which 11,083,014 shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 24.6% of the outstanding shares of Common Stock.

            (B) Mrs. Goergen owned directly 404,380 shares of Common Stock (all of which 404,380 shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held currently exercisable directors' stock options issued by the Company to purchase an aggregate of 9,000 shares of Common Stock, representing, in the aggregate, 413,380 shares, or 0.9% of the outstanding shares of Common Stock.

            (C) The Foundation owned directly 195,739 shares of Common Stock or 0.4% of the outstanding shares of Common Stock.

            (D) The Trust owned directly 74,997 shares of Common Stock or 0.2% of the outstanding shares of Common Stock.

            (E) Ropart Investments owned directly 225,000 shares of Common Stock or 0.5% of the outstanding shares of Common Stock.

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                                                              Page 8 of 10 Pages

      (ii)

            (A) Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own indirectly the 413,380 shares of Common Stock beneficially owned by Mrs. Goergen.

            (B) Mr. Goergen is the President, a member of the Board of Directors of, and the sole investment manager of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 195,739 shares of Common Stock held by the Foundation.

            (C) Mr. Goergen is a co-trustee of the Trust and, pursuant to Rule 13d-3, may be deemed to beneficially own the 74,997 shares of Common Stock held by the Trust.

            (D) Mr. Goergen is Managing Member of Ropart Investments and, pursuant to Rule 13d-3, may be deemed to beneficially own the 225,000 shares of Common Stock held by Ropart Investments.

      As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 12,485,633 shares of Common Stock, or 26.5% of the outstanding shares of Common Stock. Mr. Goergen disclaims beneficial ownership of the 413,380 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

(iii)

            (A) Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 12,072,253 shares of Common Stock held by Mr. Goergen.

      As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 12,485,633 shares of Common Stock, or 26.5% of the outstanding shares of Common Stock. Mrs. Goergen disclaims beneficial ownership of the 12,072,253 shares of Common Stock held by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such Shares.

(c)

      (i) Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 11,997,256 shares of Common Stock held by the Foundation, Ropart Investments and him. Mr. Goergen has the shared power to vote or dispose of, or to direct the voting and disposition of, the aggregate of 74,997 shares of Common Stock held by the Trust.

      (ii) Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 413,380 shares of Common Stock beneficially owned by her.

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                                                              Page 9 of 10 Pages


      (iii) Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the 195,739 shares of Common Stock held by the Foundation.

      (iv) Mr. Goergen has the shared power to vote and dispose of, or to direct the voting and disposition of, the 74,997 shares of Common Stock held by the Trust.

      (v) Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the 225,000 shares of Common Stock held by Ropart Investments.


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                                                             Page 10 of 10 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 8, 2002



                              /s/ Robert B. Goergen
                              ------------------------------------------------
                                    Robert B. Goergen

                              /s/ Pamela M. Goergen
                              ------------------------------------------------
                                    Pamela M. Goergen



                              THE GOERGEN FOUNDATION, INC.


                              By: /s/ Robert B. Goergen
                              ------------------------------------------------
                                    Name:  Robert B. Goergen
                                    Title:  President



                              TRUST FOR THE BENEFIT OF ALICE B. McCOOL


                              By: /s/ Robert B. Goergen
                              ------------------------------------------------
                                    Name:  Robert B. Goergen
                                    Title:  Co-Trustee



                              ROPART INVESTMENTS, LLC


                              By: /s/ Robert B. Goergen
                              ------------------------------------------------
                                    Name:  Robert B. Goergen
                                    Title:  Managing Member